FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

July 30, 2007

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

(Commission file number) 0 - 017444

Akzo Nobel N.V.
(Translation of registrant’s name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

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Not for release, publication or distribution in, into or from Australia, Canada or Japan.

Further proposal from Akzo Nobel rejected by ICI

Arnhem, the Netherlands, July 30, 2007 - Akzo Nobel NV (“Akzo Nobel”) announces that it has made a further approach to the board of Imperial Chemical Industries PLC (“ICI”) with an increased offer proposal of 650p per share in cash. However, the proposal has been rejected on the grounds that it did not reflect the full value of ICI.

Akzo Nobel was able to make an increased offer proposal after it had entered into an exclusive arrangement with Henkel KGaA (“Henkel”) for the sale, following completion of its proposed offer, of ICI’s Adhesives and Electronic Materials businesses.

Akzo Nobel and Henkel have negotiated a back to back agreement relating to this proposed sale which, subject to the approval of Henkel’s Shareholders’ Committee, they would intend to execute immediately prior to the formal announcement of an offer by Akzo Nobel. The exclusivity agreement with Henkel enables both Akzo Nobel and Henkel to each focus on the businesses that offer them most synergies thereby meeting their respective stated strategic and financial objectives. It would also allow Akzo Nobel to return further cash to its shareholders.

Akzo Nobel continues to believe that ICI would represent a highly attractive addition to its coatings business. Akzo Nobel’s increased proposal would provide ICI shareholders with a 40% premium to ICI’s share price of 464.25 pence on March 9th, 2007, the last business day prior to Akzo Nobel’s announcement in relation to the disposal of Organon BioSciences.

Akzo Nobel is evaluating its options. Whilst discussions continue, Akzo Nobel will remain financially disciplined.

There can be no certainty that any further proposal will be made to the board of ICI or that any offer or transaction will result. A further announcement will be made if appropriate.

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Note to editors

Akzo Nobel is a Fortune Global 500 company and is listed on both the Euronext Amsterdam and NASDAQ stock exchanges. It is also included on the Dow Jones Sustainability Indexes and FTSE4Good Index. Based in the Netherlands, we are a multicultural organization serving customers throughout the world with coatings, chemicals and human and animal healthcare products. We employ around 62,000 people and conduct our activities in these four segments, with operating subsidiaries in more than 80 countries. Consolidated revenues for 2006 totaled EUR 13.7 billion. The financial results for the third quarter will be published on October, 23, 2007.

Internet: www.akzonobel.com

Not for publication – for more information

Akzo Nobel nv Velperweg 76 P.O. Box 9300 6800 SB Arnhem The Netherlands Tel +31 26 366 43 43 Fax +31 26 366 49 40

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Akzo Nobel nv

Corporate Media Relations, tel. +31 26 366 43 43
Contact: Tim van der Zanden

Safe Harbor Statement*

This press release may contain statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, price fluctuations, currency fluctuations, progress of drug development, clinical testing and regulatory approval, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. For a more comprehensive discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the company’s corporate website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of ICI, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of ICI, they will be deemed to be a single person for the purposes of Rule 8.3 of the Code. Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of ICI by Akzo Nobel or ICI, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 of the Code, you should consult the Panel.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	R.J. Frohn	Name :	J.J.M. Derckx
Title :	Chief Financial Officer	Title :	Director External Reporting

Dated : July 30, 2007